UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 14, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 February 2023 entitled ‘VODAFONE ANNOUNCES FINAL RESULTS OF TENDER OFFERS’.

RNS Number : 9027P

Vodafone Group Plc

14 February 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES FINAL RESULTS OF TENDER OFFERS

(Newbury, Berkshire – England) – February 14, 2023 – Vodafone Group Plc (“Vodafone” or the “Company”) announced today the results of its previously announced three concurrent, but separate, offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”), which were made upon the terms of and subject to the conditions in the offers to purchase dated February 7, 2023 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). The Company’s obligation to complete an Offer with respect to a particular series of Notes was conditioned on the aggregate principal amount of the validly tendered and not validly withdrawn Notes, together with the aggregate principal amount of Notes of each series accepted for purchase with a higher Acceptance Priority Level, not exceeding $2.0 billion (the “Maximum Tender Acceptance Amount”), subject to the provisions set forth in the Offer to Purchase. The Company’s obligation to complete an Offer with respect to a particular series of Notes was also conditioned on the New Financing Condition.

On February 10, 2023, the Company closed the offering of U.S.$700,000,000 5.625% Notes due February 2053 and U.S.$500,000,000 5.750% Notes due February 2063 (together, the “New Dollar Notes”) and Vodafone International Financing DAC, an indirect wholly owned subsidiary of the Company, closed the offering of €500,000,000 4.000% Notes due February 2043 (the “New Euro Notes”). The proceeds of both offerings are expected to fund the Offers. As a result, the New Financing Condition has been satisfied with respect to each Offer.

The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

The Offers expired at 5:00 p.m., New York City time, on February 13, 2023 (the “Expiration Time”). At the Expiration Time, the aggregate principal amount of 2048 Notes (as defined below) validly tendered and not validly withdrawn was below the Maximum Tender Acceptance Amount and, therefore, the Maximum Tender Acceptance Amount Condition was satisfied for the 2048 Notes. In accordance with the terms of the Offers, the Company is accepting for purchase any and all of the 2048 Notes of such series validly tendered and not validly withdrawn. However, at the Expiration Time the aggregate principal amount of validly tendered and not validly withdrawn 2043 Notes (as defined below) (together with the aggregate principal amount of all validly tendered and not validly withdrawn 2048 Notes) was greater than the Maximum Tender Acceptance Amount so the Maximum Tender Acceptance Amount Condition was not met for the 2043 Notes. Accordingly, the Company will not accept for purchase such 2043 Notes and is terminating the Offer with respect to the 2043 Notes. The aggregate principal amount of 2038 Notes (as defined below) validly tendered and not validly withdrawn (together with the aggregate principal amount of all validly tendered and not validly withdrawn 2048 Notes) was below the Maximum Tender Acceptance Amount therefore the Maximum Tender Acceptance Amount Condition was also satisfied for the 2038 Notes. In accordance with the terms of the Offers, the Company is accepting for purchase any and all of the 2038 Notes of such series validly tendered and not validly withdrawn.

The following table sets forth the aggregate principal amount of Notes validly tendered at or prior to the Expiration Time and not validly withdrawn, according to information provided by D.F. King, the Information and Tender Agent (the “Information and Tender Agent”) for the Offers:

Acceptance Priority Level	Title of Security	CUSIP / ISIN	Principal Amount Previously Outstanding	Principal Amount Tendered(1)	All Validly Tendered Notes Accepted?	Principal Amount Remaining Outstanding(2)	Purchase Price Consideration(3)
1	5.250% Notes due May 2048 (the “2048 Notes”)	92857WBM1 / US92857WBM10	$3,000,000,000	$1,560,101,000	Yes	$1,439,899,000	$955.34
2	4.375% Notes due February 2043 (the “2043 Notes”)	92857WBD1 / US92857WBD11	$1,400,000,000	$544,234,000	No	$1,400,000,000	N/A
3	5.000% Notes due May 2038 (the “2038 Notes”)	92857WBL3 / US92857WBL37	$1,000,000,000	$421,913,000	Yes	$578,087,000	$968.55

(1)	The principal amounts of Notes listed in the table above include the following aggregate principal amounts of Notes that were tendered pursuant to the Guaranteed Delivery Procedures, the acceptance of which (in respect of the 2048 Notes and the 2038 Notes) remains subject to the valid delivery at or prior to 5:00 p.m., New York City time, on February 15, 2023 (the “Guaranteed Delivery Date”) of such Notes, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase: (i) $41,590,000 aggregate principal amount of the 2048 Notes, (ii) $988,000 aggregate principal amount of the 2043 Notes and (iii) $4,619,000 aggregate principal amount of the 2038 Notes.
(2)	The principal amounts of Notes remaining outstanding listed in the table above assumes that the 2048 Notes and the 2038 Notes tendered pursuant to the Guaranteed Delivery Procedures will be validly tendered at or prior to the Guaranteed Delivery Date and accepted for purchase pursuant to the Offers.
(3)	Per $1,000 in principal amount of each series of Notes validly tendered at or prior to the Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, not validly withdrawn and accepted for purchase.

In addition to the applicable Purchase Price Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

In respect of accepted Notes that were delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, February 15, 2023. In respect of accepted Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, February 16, 2023.

For additional information, please contact the Dealer Managers, Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. Toll Free), +1 (212) 902-6351 (U.S.) or +44 20 7774 4836 (London) or by email to liabilitymanagement.eu@ny.email.gs.com and Merrill Lynch International at +1 (888) 292-0070 (U.S. Toll Free), +1 (980) 387-3907 (U.S.) or +44-20-7996-5420 (London) or by email at dg.lm-emea@bofa.com or the Information and Tender Agent, D.F. King at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (800) 605-1957 (U.S. Toll Free) or by email to vodafone@dfkingltd.com.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The New Dollar Notes were issued pursuant to a registration statement (File No. 333-240163) filed on Form F-3ASR with the United States Securities and Exchange Commission. Any investment decision to purchase any New Dollar Notes should be made solely on the basis of the information contained in the prospectus dated July 29, 2020, as supplemented by the prospectus supplement dated February 7, 2023 (together, the “Company Prospectus”), and no reliance is to be placed on any representations other than those contained in the Company Prospectus.

The New Euro Notes have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The New Euro Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the New Euro Notes in the United States.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MAR”), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement. the Offer to Purchase nor any other brochure, document or material related thereto has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offers do not constitute public offerings within the meaning of Articles 3, §1, 1 and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen) (the “Belgian Takeover Law”), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than (i) those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2(e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account; and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in the section titled “Description of the Offers—Procedures for Tendering Notes—Other Matters” in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognised by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 14, 2023	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary